SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period.
This report covers the period January 1, 1997 through March 31, 1997.

The requested information for the reporting period January 1, 1997 through March 31, 1997, is as follows:


-------------- ------------- ------------- ----------- ------------- ----------
                    CPL           PSO         SWEPCO        WTU         TOTAL
-------------- ------------- ------------- ----------- ------------- ----------
PERIOD OF TIME
RAILCARS ARE        None          None     None during  None during
LEASED TO          during        during      quarter      quarter
NON-AFFILIATES     quarter      quarter

-------------- ------------- ------------- ----------- ------------- ----------
NUMBER OF
RAILCARS
LEASED TO
NON-AFFILIATES       0              0           0            0           0

-------------- ------------- ------------- ----------- ------------- ----------
REVENUE             $0             $0          $0           $0          $0

-------------- ------------- ------------- ----------- ------------- ----------
VARIABLE COST       $0             $0          $0           $0          $0

-------------- ------------- ------------- ----------- ------------- ----------
CONTRIBUTION        $0             $0          $0           $0          $0
TO FIXED COST
-------------- ------------- ------------- ----------- ------------- ----------
AVERAGE NUMBER
OF RAILCARS
OWNED               360            754         654           0         1,768

-------------- ------------- ------------- ----------- ------------- ----------



                              S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 28th day of May 1997.

                                Central Power and Light Company

                                    /S/ R. RUSSELL DAVIS
                                     R. Russell Davis

                                     Controller and Chief
                                     Accounting Officer